CATHAY PACIFIC

Cathay Pacific Airways Limited
Company Secretary's Department
35th Floor, Two Pacific Place
88 Queensway, Hong Kong
Telephone: (852) 2840 8873
Facsimile : (852) 2845 5445
www.cathaypacific.com

Our Ref: CSA/CPA6/5(e)

9th March 2005

By Registered Airmail

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Fi
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.



Dear Sirs/Madam,

Cathay Pacific Airways Limited: File No. 82-1390

Pursuant to Cathay Pacific Airways Limited's ("the Company") obligation under Rule 12g3-2(b) of the Securities and Exchange Act of 1934, we are pleased to enclose the following documents of the Company for your record:

(1) Announcement Form;

(2) Press Release;

(3) Text of Advertisements which will appear in the publications.

Yours faithfully,
For CATHAY PACIFIC AIRWAYS LIMITED

David Fu
Deputy Company Secretary

DF/df
Encl.

c.c.: Mr. D. Andres Estay (w/encl.), Assistant Vice President, The Bank of New York (Fax: 001-1-212-571-3050)

To : Listing of The Stock Exchange of Hong Kong Limited
Information Services of The Stock Exchange of Hong Kong Limited
Tel: 2840 3514 Fax: 2523 1254

IMPORTANT NOTES:
1) IT IS IMPORTANT THAT YOU READ THE NOTES ATTACHED TO THIS FORM. IF YOU ARE IN ANY DOUBT ABOUT THIS FORM, YOU SHOULD CONSULT THE EXCHANGE OR OTHER PROFESSIONAL ADVISER IMMEDIATELY.
2) PLEASE ENSURE ALL FIELDS ARE COMPLETED (YOU MAY FILL IN THE FIELD WITH "N/A" OR "NIL" WHERE IT IS NOT APPLICABLE) & ACCURATE WHEN COMPLETING THIS FORM AS INFORMATION CONTAINED IN THIS FORM WILL BE RELEASED ON THE EXCHANGE'S SYSTEM UPON RECEIPT.
3) PLEASE SIGN AT THE BOTTOM RIGHT CORNER ON EVERY PAGES OF THIS FORM AND THE NOTES ATTACHED (IF ANY).
4) ALL SUBSEQUENT CHANGES TO THE INFORMATION PROVIDED IN THIS FORM, IN PARTICULAR THE BOOK CLOSING DATES, MUST BE NOTIFIED TO THE LISTING BY TELEPHONE AND FOLLOWED BY A WRITTEN CONFIRMATION IMMEDIATELY.

From : Cathay Pacific Airways Limited No. of pages: 2
(Name of Company/Representative Company)
Margaret Yu 2840 8868 9th March 2005
(Responsible Official) (Contact Telephone Number) Date

Name of listed company: **Cathay Pacific Airways Limited** Stock code: 00293

Year end date : 31 / 12 / 2004

Currency : HK$

Change of any figures reported in the Results Announcement Form submitted previously for the Last Corresponding Period?
☐ Yes ☒ No

To be published in the newspapers
☐ Summarised results announcement ☐ Full results announcement ☒ Early adoption of new disclosure requirements *(Note IV)*

Auditors' Report *(Note V)*
☐ Qualified ☐ Modified ☒ Unqualified ☐ N/A

(FOR INTERIM RESULTS ONLY)
Interim report reviewed by
☐ Audit committee ☐ Auditors ☐ Neither of the above

		(Audited / ~~Unaudited~~*) Current Period from 1/1/2004 to 31/12/2004 (HK$)	(Audited / ~~Unaudited~~*) Last Corresponding Period from 1/1/2003 to 31/12/2003 (HK$)
Turnover *(Note I)*	:	39,065 million	29,578 million
Profit/(Loss) from Operations *(Note II)*	:	5,247 million	2,225 million
Finance cost	:	(583 million)	(620 million)
Share of Profit / (Loss) of Associates	:	356 million	151 million
Share of Profit / (Loss) of Jointly Controlled Entities	:	Nil	Nil
Profit / (Loss) after Taxation & MI	:	4,417 million	1,303 million
% Change over Last Period	:	+239.0%	

* **Please delete as appropriate.**

.../2

EPS / (LPS) - Basic *(in Dollars)*	:	1.314		0.390
- Diluted *(in Dollars)*	:	1.307		0.388
Extraordinary ("ETD") Gain / (Loss)	:	Nil		Nil
Profit / (Loss) after ETD Items	:	4,417 million		1,303 million
~~1st Quarter / Interim / 3rd Quarter~~ / Final * Dividend per Share	:	0.45		0.17
(specify if with other options)	:	Nil		Nil
B / C Dates for ~~1st Quarter / Interim / 3rd Quarter~~ / Final * Dividend	:	06/05/2005	to	11/05/2005 bdi.
Payable Date	:	02/06/2005		
B / C Dates for (Annual) General Meeting	:	06/05/2005	to	11/05/2005 bdi
Other Distribution for Current Period *(Note III)*	:	Nil		
B / C Dates for Other Distribution	:	Nil	to	bdi.

*** Please delete as appropriate.**

For and on behalf of
Cathay Pacific Airways Limited

Signature :

Printed Name : Margaret Yu
Title : Company Secretary

Any description or an explanatory note *(Notes V & VI)* attached?

☐ Yes (Number of pages attached: __________)
☒ No

Remarks

Basic earnings per share and diluted earnings per share are calculated by dividing Profit after Taxation and Minority Interest of HK$4,417 million for 2004 (2003: HK$1,303 million) by the daily weighted average number of shares in issue throughout the year of 3,362 million (2003: 3,338 million) shares and 3,379 million (2003: 3,357 million) shares respectively with the latter adjusted for the effects of the share options.

Media Information

9 March 2005

FOR IMMEDIATE RELEASE

CATHAY PACIFIC ANNOUNCES 2004 ANNUAL RESULTS

Results		**2004**	2003	**Change**
Turnover	*HK$ million*	**39,065**	29,578	**+32.1%**
Attributable profit	*HK$ million*	**4,417**	1,303	**+239.0%**
Earnings per share	*HK cents*	**131.4**	39.0	**+236.9%**
Dividend per share	*HK cents*	**65.0**	48.0	**+35.4%**

Cathay Pacific Airways today reported its second best full-year results on record with an attributable profit of HK$4,417 million in 2004, compared to HK$1,303 million in 2003. Turnover increased by 32.1% from last year to a record HK$39,065 million.

Cathay Pacific carried a record 13,664,000 passengers and 972,416 tonnes of cargo as the airline increased both flights and capacity, further strengthening Hong Kong as a global aviation hub. The airline extended its Chinese Mainland network with the introduction of a daily service to Beijing and in early 2005 the launch of new passenger service to Xiamen and freighter service to Shanghai.

Improved world and Hong Kong economies were the main drivers for growth. 2004 would have been the airline's best year on record had there not been a sharp rise in the price of fuel. Fuel accounted for 23.9% of the airline's total operating cost, up from 19.8% in 2003.

Demand from both business and leisure travellers remained strong throughout the year. Passenger capacity increased by 24.9% over 2003. This increase, combined with higher load factors and yields, which rose 5.8% to HK45.8 cents for every passenger kilometre, contributed to a passenger revenue record of HK$26,407 million.

The airline set a new cargo revenue record of HK$10,549 million, which resulted from the continued growth in demand from Europe, Japan and the United States for goods manufactured in Mainland China. Cargo yield decreased slightly by 1.1% to HK1.76 cents. Access to the Mainland cargo market was further strengthened with the launch in January 2005 of a daily freighter service to Shanghai.

Cathay Pacific's acquisition of a 10% stake in Air China at its initial public offering established a strategic partnership with the Mainland flag carrier and a platform for co-operation on a number of commercial and operational fronts, including strengthening network connections between Hong Kong and Beijing.


oneworld

member

SWIRE

Cathay Pacific Chairman David Turnbull said: "Persistently high fuel prices along with greater regional and long haul competition will place further pressure on us to improve productivity and reduce unit costs. The aviation business often sees sharp ups and downs, yet we remain focused on maintaining profitable growth and are optimistic over our future. We are expanding our network and fleet and will continue to deliver superior service and value to our customers."

FOR FURTHER INFORMATION PLEASE CONTACT:

Carolyn Leung, Corp Comm Mgr, Public Affairs, (852) 2747-5393 or 7901 5393 or 6053 6066
Maria Yu, Corp Comm Mgr, Media Relations, (852) 2747-5363 or 9156 8431or 7901 5368

The Cathay Pacific Website can be found at ***www.cathaypacific.com***

for the year ended 31st December 2004

	Note	**2004 HK$M**	2003 HK$M
Turnover			
Passenger services		**26,407**	18,663
Cargo services		**11,395**	9,913
Catering and other services		**1,263**	1,002
Total turnover	*1*	**39,065**	29,578
Expenses			
Staff		**(8,842)**	(8,035)
Route		**(6,890)**	(5,416)
Fuel		**(7,836)**	(5,236)
Aircraft maintenance		**(3,784)**	(2,856)
Depreciation and operating leases		**(5,170)**	(4,860)
Commissions		**(529)**	(400)
Others		**(767)**	(550)
Operating expenses		**(33,818)**	(27,353)
Operating profit	*2*	**5,247**	2,225
Finance charges		**(1,628)**	(1,807)
Finance income		**1,045**	1,187
Net finance charges		**(583)**	(620)
Share of profits of associated companies		**356**	151
Profit before tax		**5,020**	1,756
Taxation	*3*	**(504)**	(409)
Profit after tax		**4,516**	1,347
Minority interests		**(99)**	(44)
Profit attributable to shareholders		**4,417**	1,303
Dividends			
Interim – paid	*4*	**674**	100
Final – proposed	*4*	**1,517**	572
Special – paid	*4*	**-**	943
		2,191	1,615
Earnings per share		**HK¢**	HK¢
Basic	*5*	**131.4**	39.0
Diluted	*5*	**130.7**	38.8
		HK$	HK$
Shareholders' funds per share		**9.8**	9.3

CONSOLIDATED BALANCE SHEET

at 31st December 2004

	Note	2004 HK$M	2003 HK$M
ASSETS AND LIABILITIES			
Non-current assets and liabilities			
Fixed assets		**51,808**	51,357
Intangible assets		**348**	405
Investments in associated companies		**1,743**	1,661
Other long-term receivables and investments		**4,076**	1,263
		57,975	54,686
Long-term liabilities		**(27,698)**	(33,022)
Related pledged security deposits		**10,036**	11,604
Net long-term liabilities		**(17,662)**	(21,418)
Retirement benefit obligations		**(102)**	(181)
Deferred taxation		**(7,280)**	(7,762)
		(25,044)	(29,361)
Net non-current assets		**32,931**	25,325
Current assets and liabilities			
Stock		**524**	398
Trade and other receivables	6	**5,311**	4,753
Liquid funds		**11,474**	15,200
		17,309	20,351
Current portion of long-term liabilities		**(7,096)**	(6,754)
Related pledged security deposits		**2,127**	1,875
Net current portion of long-term liabilities		**(4,969)**	(4,879)
Trade and other payables	7	**(7,163)**	(5,543)
Unearned transportation revenue		**(3,622)**	(2,839)
Taxation		**(1,497)**	(1,259)
		(17,251)	(14,520)
Net current assets		**58**	5,831
Total assets less current and non-current liabilities		**32,989**	31,156
Minority interests		**(134)**	(104)
Net assets		**32,855**	31,052
CAPITAL AND RESERVES			
Share capital		**674**	669
Reserves		**32,181**	30,383
Shareholders' funds		**32,855**	31,052

1. Turnover

Turnover comprises revenue from transportation services, airline catering and other services provided to third parties.

(a) Primary reporting by geographical segment

	2004 **HK$M**	2003 HK$M
Turnover by origin of sale:		
North Asia		
- Hong Kong and Mainland China	**14,854**	12,022
- Japan, Korea and Taiwan	**6,961**	5,208
South West Pacific and South Africa	**3,010**	2,125
Europe	**4,770**	3,551
South East Asia and Middle East	**4,452**	3,395
North America	**5,018**	3,277
	39,065	29,578

Countries included in each region are defined in the 2004 annual report. Geographical and business segment results and segment net assets are not disclosed for the reasons set out in the 2004 annual report.

(b) Secondary reporting by business segment

	2004 **HK$M**	2003 HK$M
Revenue – external sales		
- Passenger services	**26,407**	18,663
- Cargo services	**11,395**	9,913
	37,802	28,576
Unallocated revenue		
- Catering and other services	**1,263**	1,002
	39,065	29,578

The Group is engaged in two main business segments: in passenger business through the Company and in freight traffic through the Company and a subsidiary. Catering services and other airline supporting services which supplement the Group's main operating business are included in unallocated revenue.

Analysis of net assets by business segment is not disclosed for the reasons set out in the 2004 annual report.

2. Operating profit

	2004 HK$M	2003 HK$M
Operating profit has been arrived at after charging/(crediting):		
Depreciation of fixed assets		
- Leased	**1,855**	1,930
- Owned	**1,946**	1,815
Amortisation of intangible assets	**84**	110
Operating lease rentals		
- Land and buildings	**326**	324
- Aircraft and related equipment	**948**	675
- Others	**34**	19
Operating lease income		
- Aircraft and related equipment	**(23)**	(13)
Cost of stock expensed	**1,224**	933
Exchange differences	**(199)**	(244)
Auditors' remuneration	**6**	6
Income from unlisted investments	**(103)**	(267)
Income from listed investments	**(3)**	(6)

3. Taxation

	2004 HK$M	2003 HK$M
The Company and its subsidiary companies:		
Current tax expenses		
- Hong Kong profits tax	**55**	50
- Overseas tax	**276**	248
- Under provisions for prior years	**24**	84
Deferred tax		
- Origination and reversal of temporary differences	**91**	(62)
- Increase in tax rate	**-**	64
	446	384
Associated companies:		
- Hong Kong profits tax	**40**	16
- Overseas tax	**18**	9
	504	409

Hong Kong profits tax is calculated at 17.5% (2003: 17.5%) on the estimated assessable profits for the year. Overseas tax is calculated at rates of tax applicable in countries to which the Group is assessable for tax. Tax provisions are reviewed regularly to take into account changes in legislation, practice and status of negotiations.

3. Taxation (continued)

A reconciliation between tax charge and accounting profit at applicable tax rates is as follows:

	2004 HK$M	2003 HK$M
Consolidated profit before tax	**5,020**	1,756
Notional tax calculated at Hong Kong profits tax rate of 17.5% (2003: 17.5%)	**(879)**	(307)
Expenses not deductible for tax purposes	**(156)**	(143)
Tax provisions under provided in prior years	**(24)**	(84)
Unused tax losses not recognised	**-**	(137)
Effect on opening deferred tax balances resulting from a change in tax rate	**-**	(64)
Effect of different tax rates in overseas jurisdictions	**418**	246
Tax losses recognised	**63**	-
Income not subject to tax	**74**	80
Tax charge	**(504)**	(409)

Further information on deferred tax is shown in note 16 to the accounts in the 2004 annual report.

4. Dividends

	2004 HK$M	2003 HK$M
2004 interim dividend paid on 4th October 2004 of HK¢20 per share (2003: HK¢3 per share)	**674**	100
2004 final dividend proposed on 9th March 2005 of HK¢45 per share (2003: HK¢17 per share)	**1,517**	572
2003 special dividend proposed on 10th March 2004 of HK¢28 per share	**-**	943
	2,191	1,615

5. Earnings per share

Basic earnings per share and diluted earnings per share are calculated by dividing the profit attributable to shareholders of HK$4,417 million (2003: HK$1,303million) by the daily weighted average number of shares in issue throughout the year of 3,362 million (2003: 3,338 million) shares and 3,379 million (2003: 3,357 million) shares respectively with the latter adjusted for the effects of the share options.

	2004 Million	2003 Million
Weighted average number of ordinary shares used in calculating basic earnings per share	**3,362**	3,338
Deemed issue of ordinary shares for no consideration	**17**	19
Weighted average number of ordinary shares used in calculating diluted earnings per share	**3,379**	3,357

6. Trade and other receivables

	Group		Company	
	2004	2003	**2004**	2003
	HK$M	HK$M	**HK$M**	HK$M
Trade debtors	**3,151**	2,861	**2,999**	2,728
Other receivables and prepayments	**2,149**	1,882	**2,039**	1,804
Due from associated companies	**11**	10	**-**	-
	5,311	4,753	**5,038**	4,532

	Group		Company	
	2004	2003	**2004**	2003
	HK$M	HK$M	**HK$M**	HK$M
Analysis of trade debtors by age:				
Current	**3,108**	2,737	**2,979**	2,627
One to three months overdue	**37**	64	**20**	45
More than three months overdue	**6**	60	**-**	56
	3,151	2,861	**2,999**	2,728

The Group normally grants a credit term of 30 days to customers or follows the local industry standard with the debt in certain circumstances being partially protected by bank guarantee or other monetary collateral.

7. Trade and other payables

	Group		Company	
	2004	2003	**2004**	2003
	HK$M	HK$M	**HK$M**	HK$M
Trade creditors	**2,447**	2,051	**2,252**	1,926
Other payables	**4,308**	3,216	**4,391**	3,438
Due to associated companies	**265**	197	**258**	194
Due to other related companies	**113**	65	**113**	65
Bank overdrafts – unsecured	**30**	14	**7**	11
	7,163	5,543	**7,021**	5,634

	Group		Company	
	2004	2003	**2004**	2003
	HK$M	HK$M	**HK$M**	HK$M
Analysis of trade creditors by age:				
Current	**1,956**	1,582	**1,779**	1,473
One to three months overdue	**396**	367	**382**	362
More than three months overdue	**95**	102	**91**	91
	2,447	2,051	**2,252**	1,926

8. Frequent-flyer programme

The Company operates a frequent-flyer programme called Asia Miles ("the programme"). The incremental cost of providing awards in exchange for redemption of miles earned by members is accrued as an operating cost and a liability after allowing for miles which are not expected to be redeemed. As members redeem their miles the liability is reduced to reflect the reduction in the outstanding obligation.

The Company sells miles to participating partners in the programme. In the past, revenue earned from selling miles was recognised immediately. That portion of revenue earned from miles sold which is expected to be redeemed on Cathay Pacific's flights is now deferred and amortised to the profit and loss account over the expected redemption period. As a result of this change, the retained earnings as at 1st January 2004 and the attributable profit to shareholders in 2004 are reduced by HK$250 million and HK$58 million respectively. Comparative figures have not been restated as the impact is immaterial.

9. Share capital

During the year under review, the Group did not purchase or redeem any shares in the Company. At 31st December 2004, 3,370,215,348 shares were in issue (31st December 2003: 3,343,515,048 shares).

The Company adopted a share option scheme on 10th March 1999. During the year, 26,700,300 shares were issued under the scheme. Details of the scheme can be found in note 20 to the accounts in the 2004 annual report.

10. Corporate governance

Cathay Pacific Airways is committed to maintaining a high standard of corporate governance and devotes considerable effort to identifying and formalising best practices of corporate governance. The Company has complied throughout the year with the Code of Best Practice as set out in the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The 2004 annual result has been reviewed by the Audit Committee. Details of Corporate Governance can be found in the 2004 annual report.

11. Annual report

The 2004 annual report containing all the information required by the Listing Rules of the Stock Exchange will be published on the Stock Exchange's website and the Company's website *www.cathaypacific.com* before the end of March 2005. It will be sent to shareholders by 8th April 2005.

Chairman's Letter

In 2004 the Group achieved its second best ever result with an attributable profit for the year of HK$4,417 million, compared to a profit of HK$1,303 million in 2003. The result would have been even more impressive had it not been for the sharp rise in the price of fuel. Turnover increased by 32.1% to HK$39,065 million.

Our passenger capacity increased by 24.9%. This increase, combined with higher load factors and yields which rose 5.8% to HK45.8 cents, contributed to a passenger revenue record of HK$26,407 million.

The launch of a new non-stop service to New York, new codeshare services to Barcelona, Madrid and Moscow and more frequent services to Bahrain, Brisbane, Colombo, Dubai, Manila, Osaka, Riyadh, Surabaya, Sydney and Taipei further strengthened Hong Kong as a global aviation hub.

We also commenced a daily passenger service to Beijing and in early 2005 launched a thrice weekly service to Xiamen. A second daily service to Beijing will be introduced later this year.

Cathay Pacific Airways achieved a new annual cargo record of 972,416 tonnes and a cargo revenue record of HK$10,549 million. This resulted from the continued growth in demand from Europe, Japan and the United States for goods manufactured in Mainland China. A new thrice weekly freighter service to Munich strengthened our European operations. Daily freighter services to Shanghai commenced in January 2005.

The full effect of higher fuel prices was tempered by hedging gains and surcharges on both passenger and cargo services. In 2004 fuel accounted for 23.9% of our total operating cost, up from 19.8% in 2003. The high price of fuel remains a cause for concern, not least because most of our hedging gains have now been realized.

In December, we acquired a 10% equity stake in Air China at its initial public offering. Our strategic partnership with this key Mainland carrier establishes a platform for co-operation on a number of commercial and operational fronts and creates the opportunity to strengthen network connections in Hong Kong and Beijing.

Cathay Pacific Airways took delivery of a sixth Boeing 747-400 freighter in February 2005. Our fleet expansion continues with the acquisition of eight used B747-400 aircraft, which will be reconfigured to join our passenger and cargo fleets, and by the introduction of two new Boeing and six new Airbus passenger aircraft. Air Hong Kong now operates its own fleet of five Airbus 300-600 freighters. Within two years, Cathay Pacific Airways and Air Hong Kong will together operate more than 110 wide-bodied aircraft.

Volatile fuel prices and the steady emergence of low cost carriers within the region will place further pressure on us to improve productivity and reduce unit costs. However, we remain optimistic over our future and we will continue to expand the airline, strengthen Hong Kong's position as a premier global aviation hub, and continue to deliver superior service and value to our customers.

David Turnbull
Chairman
9th March 2005

Financial and Operating Highlights

Group Financial Statistics		2004	2003	Change
Results				
Turnover	*HK$ million*	**39,065**	29,578	**+32.1%**
Profit attributable to shareholders	*HK$ million*	**4,417**	1,303	**+239.0%**
Earnings per share	*HK cents*	**131.4**	39.0	**+236.9%**
Dividend per share	*HK cents*	**65.0**	48.0	**+35.4%**
Profit margin	*%*	**11.3**	4.4	**+6.9%pt**
Balance Sheet				
Shareholders' funds	*HK$ million*	**32,855**	31,052	**+5.8%**
Net borrowings	*HK$ million*	**11,187**	11,111	**+0.7%**
Shareholders' funds per share	*HK$*	**9.8**	9.3	**+5.4%**
Net debt/equity ratio	*Times*	**0.34**	0.36	**-0.02 times**

Operating Statistics - Cathay Pacific		2004	2003	Change
Available tonne kilometres ("ATK")	*Million*	**15,794**	13,355	**+18.3%**
Passengers carried	*'000*	**13,664**	10,059	**+35.8%**
Passenger load factor	*%*	**77.3**	72.2	**+5.1%pt**
Passenger yield	*HK cents*	**45.8**	43.3	**+5.8%**
Cargo carried	*'000 tonnes*	**972**	875	**+11.1%**
Cargo and mail load factor	*%*	**68.7**	68.7	**-**
Cargo and mail yield	*HK$*	**1.76**	1.78	**-1.1%**
Cost per ATK	*HK$*	**2.07**	2.00	**+3.5%**
Cost per ATK without fuel	*HK$*	**1.58**	1.61	**-1.9%**
Aircraft utilisation	*Hours per day*	**12.0**	11.4	**+5.3%**
On-time performance	*%*	**90.3**	91.0	**-0.7%pt**

Capacity, Load Factor and Yield – Cathay Pacific

	Capacity ASK / ATK (million) *			Load factor (%)			Yield
	2004	2003	Change	**2004**	2003	Change	Change
Passenger services							
North Asia	**12,290**	9,436	**+30.2%**	**67.2**	61.3	**+5.9%pt**	**-1.1%**
South West Pacific and South Africa	**12,466**	10,109	**+23.3%**	**72.2**	72.6	**-0.4%pt**	**+9.1%**
Europe	**15,194**	12,712	**+19.5%**	**83.7**	78.2	**+5.5%pt**	**+13.1%**
South East Asia and Middle East	**15,764**	12,775	**+23.4%**	**74.3**	67.7	**+6.6%pt**	**-1.7%**
North America	**18,348**	14,248	**+28.8%**	**84.9**	77.6	**+7.3%pt**	**+9.2%**
Overall	**74,062**	59,280	**+24.9%**	**77.3**	72.2	**+5.1%pt**	**+5.8%**
Cargo services	**8,748**	7,715	**+13.4%**	**68.7**	68.7	**-**	**-1.1%**

* *Capacity is measured in available seat kilometres ("ASK") for passenger services and available tonne kilometres ("ATK") for cargo services.*

Passenger services

North Asia

- We now operate a daily service to Beijing, further strengthening Hong Kong's connections to Mainland China.
- The introduction of visa-free entry into Japan spurred demand among Hong Kong leisure travellers. With an improving Japanese economy, demand from Japan also increased.
- Competition and additional capacity in the Taiwan market placed further pressure on yield.

South West Pacific and South Africa

- We launched a third daily service to Sydney, more than any other airline, and added capacity to Brisbane and Melbourne. A fourth weekly service to Perth will commence in 2005.
- Another two flights to Auckland were added to the winter schedule to make it a 12 times weekly service.
- The South African market performed well with high first and business class load factors.

Europe

- Load factors to and from Europe remained high throughout the year with sustained demand from both leisure and business travellers.
- This demand coupled with favourable currency movements helped to raise yield, especially during the second half of the year.

South East Asia and Middle East

- A number of new carriers entered the market in the region and the additional capacity put pressure on yield.
- Campaigns to grow the leisure travel market between Singapore and Hong Kong stimulated demand.
- Extra flights were launched to Denpasar in the summer and to Surabaya in the winter.
- The market responded well to the new thrice weekly service between Singapore and Colombo which, with the current Colombo to Bangkok flights, created a daily Sri Lanka service.
- The Middle East performed well throughout the year and services were added to Bahrain, Dubai and Riyadh.

North America

- Passenger numbers increased on all Canadian routes, though competition from other airlines maintained pressure on yield.
- Strong support from business travellers to and from the United States raised both revenue and yield.
- In addition to our daily service via Vancouver, we launched a daily non-stop service between Hong Kong and New York. Both flights were successful with high load factors in first and business class.

Cargo services

- At the end of 2004 we operated a fleet of five B747-400 and seven B747-200 freighter aircraft following the return of one leased B747-200 from AHK.
- Three additional wet-leased B747-200 freighters provided additional capacity.
- A new B747-400 freighter was delivered in February 2005.
- We are the world's first airline to take part in the new B747-400 passenger-to-freighter conversion programme and have so far committed to convert six aircraft with options to convert six more. The first conversion will be completed this year.

- During 2004, we carried 972,416 tonnes of freight, setting a new annual record. Cargo ATKs grew by 13.4% while load factor for the year remained at 68.7%.
- Cargo revenue grew by 12.0% to HK$10,549 million, a new record.
- The adverse effect of higher fuel prices was partially relieved by cargo fuel surcharges.
- A thrice weekly freighter service was launched to Munich, strengthening our European operations.
- Freighter services to Shanghai commenced in January 2005.

Operating expenses

	Group			Cathay Pacific		
	2004 HK$M	2003 HK$M	**Change**	**2004 HK$M**	2003 HK$M	**Change**
Staff	**8,842**	8,035	**+10.0%**	**7,985**	7,318	**+9.1%**
Inflight service and passenger expenses	**1,566**	1,223	**+28.0%**	**1,566**	1,223	**+28.0%**
Landing, parking and route expenses	**5,324**	4,193	**+27.0%**	**5,209**	4,106	**+26.9%**
Fuel	**7,836**	5,236	**+49.7%**	**7,704**	5,164	**+49.2%**
Aircraft maintenance	**3,784**	2,856	**+32.5%**	**3,768**	2,853	**+32.1%**
Aircraft depreciation and operating leases	**4,356**	3,988	**+9.2%**	**4,206**	3,931	**+7.0%**
Other depreciation and operating leases	**814**	872	**-6.7%**	**595**	649	**-8.3%**
Commissions	**529**	400	**+32.3%**	**529**	398	**+32.9%**
Exchange gain	**(199)**	(244)	**-18.4%**	**(201)**	(247)	**-18.6%**
Others	**966**	794	**+21.7%**	**820**	721	**+13.7%**
Operating expenses	**33,818**	27,353	**+23.6%**	**32,181**	26,116	**+23.2%**
Net finance charges	**583**	620	**-6.0%**	**556**	606	**-8.3%**
Total operating expenses	**34,401**	27,973	**+23.0%**	**32,737**	26,722	**+22.5%**

- Staff costs increased due to an increase in average staff numbers and the resumption of bonus and profit share payments.
- Inflight service and passenger expenses increased due to the increase in passenger numbers.
- Landing, parking and route expenses rose as a result of increased operations.
- Fuel costs increased mainly due to the 38% increase in the average fuel price.
- Aircraft maintenance increased as a result of the fleet expansion and increased operations.
- Aircraft depreciation and operating leases increased due to the new aircraft deliveries.
- Net finance charges decreased due to the lower average net borrowings.
- Cathay Pacific's cost per ATK increased from HK$2.00 to HK$2.07 due to higher fuel prices.

Assets

- Total assets as at 31st December 2004 amounted to HK$75,284 million.
- During the year, additions to fixed assets were HK$4,329 million, comprising HK$4,244 million for aircraft and related equipment and HK$85 million for other equipment and properties.

Borrowings and capital

- Borrowings decreased by 13.9% to HK$22,631 million compared with HK$26,297 million in 2003.
- Borrowings are mainly denominated in US dollar, Euro, Japanese yen and Sterling, and are fully repayable by 2018 with 58% at fixed rates of interest .
- Liquid funds, 73% of which are denominated in US dollar, decreased by 24.5% to HK$11,474 million.
- Net borrowings increased by 0.7% to HK$11,187 million.
- The Group's shareholders' funds increased by 5.8% to HK$32,855 million.
- Net debt/equity ratio decreased from 0.36 times to 0.34 times.

Fleet profile

Aircraft type	Number as at 31st December 2004				Firm orders				Expiry of operating leases					Options
		Leased												
	Owned	Finance	Operating	Total	'05	'06	'07	Total	'05	'06	'07	'08	'12	
Aircraft operated by Cathay Pacific :														
B747-400	14	4	3	21[a]	2	4		6			1	1	1	
B747-200F	4	3		7										
B747-400F	1	4		5	1			1						
B777-200	1	4		5										
B777-300	1	9		10	1	1		2						3[b]
A330-300		23		23	3[c]	1	2	6						
A340-300		11	4	15						4				
A340-600			3	3							2	1		
Total	21	58	10	89	7	6	2	15		4	3	2	1	3
Aircraft operated by AHK :														
A300-600F	2	2	1[d]	5	2	2		4	1					2[e]

(a) Includes two aircraft under reconfiguration and not operating.
(b) Operating lease options expire in 2007 and are for any B777 model.
(c) These aircraft are on six year operating leases.
(d) This aircraft is on a wet lease.
(e) Purchase options expire in 2005.

Review of subsidiary and associated companies

- AHK Air Hong Kong Limited recorded a higher profit in 2004 as compared to 2003. During the year, the company expanded its express cargo network to Osaka, Penang and Taipei. It commenced operations to Seoul in February 2005. Together with Bangkok, Singapore and Tokyo, the company is now serving seven cities in Asia.
- Cathay Pacific Catering (H.K.) Limited recorded a satisfactory profit in 2004 despite reducing meal prices and experiencing increased costs arising from the higher crude oil price and strong currencies.
- Hong Kong Dragon Airlines Limited reported an improved profit in 2004 due to a strong recovery in passenger traffic after SARS together with the launch of new routes.
- Hong Kong Aircraft Engineering Company Limited achieved a consolidated profit after tax of HK$438 million, 27% above last year. The company has planned to open a second hangar at Hong Kong International Airport in early 2007.

Human resources

- We celebrated the graduation of the 19th class in our Cadet Pilot Programme, bringing the total number of graduates to 264 since commencement in 1988. We expect 36 cadets per year to earn their wings through this programme in the future.
- In addition, another 86 First Officers and 58 Second Officers joined the Company and we expect to hire a further 110 pilots in 2005.
- We hired 597 cabin crew in 2004 and anticipate adding 1,200 more in 2005 as we add new flights and increase frequencies.
- By the end of the year, we employed more than 15,000 people in 29 countries, of which 10,800 are employed in Hong Kong.
- Cathay Pacific regularly reviews its human resource and remuneration policy in the light of local legislation, industry practice, market conditions and the performance of both individuals and the Company.


CATHAY PACIFIC

SWIRE

2004 Final Results

FINANCIAL AND OPERATING HIGHLIGHTS

GROUP FINANCIAL STATISTICS

		2004	2003	Change
Results				
Turnover	*HK$ million*	39,065	29,578	+32.1%
Profit attributable to shareholders	*HK$ million*	4,417	1,303	+239.0%
Earnings per share	*HK cents*	131.4	39.0	+236.9%
Dividend per share	*HK cents*	65.0	48.0	+35.4%
Profit margin	*%*	11.3	4.4	+6.9%pt
Balance Sheet				
Shareholders' funds	*HK$ million*	32,855	31,052	+5.8%
Net borrowings	*HK$ million*	11,187	11,111	+0.7%
Shareholders' funds per share	*HK$*	9.8	9.3	+5.4%
Net debt/equity ratio	*Times*	0.34	0.36	-0.02 times

OPERATING STATISTICS – Cathay Pacific

		2004	2003	Change
Available tonne kilometres ("ATK")	*Million*	15,794	13,355	+18.3%
Passengers carried	*'000*	13,664	10,059	+35.8%
Passenger load factor	*%*	77.3	72.2	+5.1%pt
Passenger yield	*HK cents*	45.8	43.3	+5.8%
Cargo carried	*'000 tonnes*	972	875	+11.1%
Cargo and mail load factor	*%*	68.7	68.7	–
Cargo and mail yield	*HK$*	1.76	1.78	-1.1%
Cost per ATK	*HK$*	2.07	2.00	+3.5%
Cost per ATK without fuel	*HK$*	1.58	1.61	-1.9%
Aircraft utilisation	*Hours per day*	12.0	11.4	+5.3%
On-time performance	*%*	90.3	91.0	-0.7%pt

CAPACITY, LOAD FACTOR AND YIELD – Cathay Pacific

	Capacity ASK/ATK (million)*			Load Factor (%)			Yield
	2004	2003	Change	2004	2003	Change	Change
Passenger services							
North Asia	12,290	9,436	+30.2%	67.2	61.3	+5.9%pt	-1.1%
South West Pacific and South Africa	12,466	10,109	+23.3%	72.2	72.6	-0.4%pt	+9.1%
Europe	15,194	12,712	+19.5%	83.7	78.2	+5.5%pt	+13.1%
South East Asia and Middle East	15,764	12,775	+23.4%	74.3	67.7	+6.6%pt	-1.7%
North America	18,348	14,248	+28.8%	84.9	77.6	+7.3%pt	+9.2%
Overall	74,062	59,280	+24.9%	77.3	72.2	+5.1%pt	+5.8%
Cargo services	8,748	7,715	+13.4%	68.7	68.7	–	-1.1%

* *Capacity is measured in available seat kilometres ("ASK") for passenger services and available tonne kilometres ("ATK") for cargo services.*

Passenger services

North Asia

- We now operate a daily service to Beijing, further strengthening Hong Kong's connections to Mainland China.
- The introduction of visa-free entry into Japan spurred demand among Hong Kong leisure travellers. With an improving Japanese economy, demand from Japan also increased.
- Competition and additional capacity in the Taiwan market placed further pressure on yield.

South West Pacific and South Africa

- We launched a third daily service to Sydney, more than any other airline, and added capacity to Brisbane and Melbourne. A fourth weekly service to Perth will commence in 2005.
- Another two flights to Auckland were added to the winter schedule to make it a 12-times weekly service.
- The South African market performed well with high first and business class load factors.

Europe

- Load factors to and from Europe remained high throughout the year with sustained demand from both leisure and business travellers.
- This demand coupled with favourable currency movements helped to raise yield, especially during the second half of the year.

South East Asia and Middle East

- A number of new carriers entered the market in the region and the additional capacity put pressure on yield.
- Campaigns to grow the leisure travel market between Singapore and Hong Kong stimulated demand.
- Extra flights were launched to Denpasar in the summer and to Surabaya in the winter.
- The market responded well to the new thrice weekly service between Singapore and Colombo which, with the current Colombo to Bangkok flights, created a daily Sri Lanka service.
- The Middle East performed well throughout the year and services were added to Bahrain, Dubai and Riyadh.

North America

- Passenger numbers increased on all Canadian routes, though competition from other airlines maintained pressure on yield.
- Strong support from business travellers to and from the United States raised both revenue and yield.
- In addition to our daily service via Vancouver, we launched a daily non-stop service between Hong Kong and New York. Both flights were successful with high load factors in first and business class.

Cargo services

- At the end of 2004 we operated a fleet of five B747-400 and seven B747-200 freighter aircraft following the return of one leased B747-200 from AHK.
- Three additional wet-leased B747-200 freighters provided additional capacity.
- A new B747-400 freighter was delivered in February 2005.
- We are the world's first airline to take part in the new B747-400 passenger-to-freighter conversion programme and have so far committed to convert six aircraft with options to convert six more. The first conversion will be completed this year.
- During 2004, we carried 972,416 tonnes of freight, setting a new annual record. Cargo ATKs grew by 13.4% while load factor for the year remained at 68.7%.
- Cargo revenue grew by 12.0% to HK$10,549 million, a new record.
- The adverse effect of higher fuel prices was partially relieved by cargo fuel surcharges.
- A thrice weekly freighter service was launched to Munich, strengthening our European operations.
- Freighter services to Shanghai commenced in January 2005.

CHAIRMAN'S LETTER

In 2004 the Group achieved its second best ever result with an attributable profit for the year of HK$4,417 million, compared to a profit of HK$1,303 million in 2003. The result would have been even more impressive had it not been for the sharp rise in the price of fuel. Turnover increased by 32.1% to HK$39,065 million.

Our passenger capacity increased by 24.9%. This increase, combined with higher load factors and yields which rose 5.8% to HK45.8 cents, contributed to a passenger revenue record of HK$26,407 million.

The launch of a new non-stop service to New York, new codeshare services to Barcelona, Madrid and Moscow and more frequent services to Bahrain, Brisbane, Colombo, Dubai, Manila, Osaka, Riyadh, Surabaya, Sydney and Taipei further strengthened Hong Kong as a global aviation hub.

We also commenced a daily passenger service to Beijing and in early 2005 launched a thrice weekly service to Xiamen. A second daily service to Beijing will be introduced later this year.

Cathay Pacific Airways achieved a new annual cargo record of 972,416 tonnes and a cargo revenue record of HK$10,549 million. This resulted from the continued growth in demand from Europe, Japan and the United States for goods manufactured in Mainland China. A new thrice weekly freighter service to Munich strengthened our European operations. Daily freighter services to Shanghai commenced in January 2005.

The full effect of higher fuel prices was tempered by hedging gains and surcharges on both passenger and cargo services. In 2004 fuel accounted for 23.9% of our total operating cost, up from 19.8% in 2003. The high price of fuel remains a cause for concern, not least because most of our hedging gains have now been realized.

In December, we acquired a 10% equity stake in Air China at its initial public offering. Our strategic partnership with this key Mainland carrier establishes a platform for co-operation on a number of commercial and operational fronts and creates the opportunity to strengthen network connections in Hong Kong and Beijing.

Cathay Pacific Airways took delivery of a sixth Boeing 747-400 freighter in February 2005. Our fleet expansion continues with the acquisition of eight used B747-400 aircraft, which will be reconfigured to join our passenger and cargo fleets, and by the introduction of two new Boeing and six new Airbus passenger aircraft. Air Hong Kong now operates its own fleet of five Airbus 300-600 freighters. Within two years, Cathay Pacific Airways and Air Hong Kong will together operate more than 110 wide-bodied aircraft.

Volatile fuel prices and the steady emergence of low cost carriers within the region will place further pressure on us to improve productivity and reduce unit costs. However, we remain optimistic over our future and we will continue to expand the airline, strengthen Hong Kong's position as a premier global aviation hub, and continue to deliver superior service and value to our customers.

David Turnbull
Chairman
Hong Kong, 9th March 2005

Consolidated Profit And Loss Account

for the year ended 31st December 2004

	Note	2004 HK$M	2003 HK$M
Turnover			
Passenger services		26,407	18,663
Cargo services		11,395	9,913
Catering and other services		1,263	1,002
Total turnover	1	39,065	29,578
Expenses			
Staff		(8,842)	(8,035)
Route		(6,890)	(5,416)
Fuel		(7,836)	(5,236)
Aircraft maintenance		(3,784)	(2,856)
Depreciation and operating leases		(5,170)	(4,860)
Commissions		(529)	(400)
Others		(767)	(550)
Operating expenses		(33,818)	(27,353)
Operating profit	2	5,247	2,225
Finance charges		(1,628)	(1,807)
Finance income		1,045	1,187
Net finance charges		(583)	(620)
Share of profits of associated companies		356	151
Profit before tax		5,020	1,756
Taxation	3	(504)	(409)
Profit after tax		4,516	1,347
Minority interests		(99)	(44)
Profit attributable to shareholders		4,417	1,303
Dividends			
Interim – paid	4	674	100
Final – proposed	4	1,517	572
Special – paid	4	–	943
		2,191	1,615
Earnings per share		HK¢	HK¢
Basic	5	131.4	39.0
Diluted	5	130.7	38.8
		HK$	HK$
Shareholders' funds per share		9.8	9.3

Consolidated Balance Sheet

at 31st December 2004

	Note	2004 HK$M	2003 HK$M
ASSETS AND LIABILITIES			
Non-current assets and liabilities			
Fixed assets		51,808	51,357
Intangible assets		348	405
Investments in associated companies		1,743	1,661
Other long-term receivables and investments		4,076	1,263
		57,975	54,686
Long-term liabilities		(27,698)	(33,022)
Related pledged security deposits		10,036	11,604
Net long-term liabilities		(17,662)	(21,418)
Retirement benefit obligations		(102)	(181)
Deferred taxation		(7,280)	(7,762)
		(25,044)	(29,361)
Net non-current assets		32,931	25,325
Current assets and liabilities			
Stock		524	398
Trade and other receivables	6	5,311	4,753
Liquid funds		11,474	15,200
		17,309	20,351
Current portion of long-term liabilities		(7,096)	(6,754)
Related pledged security deposits		2,127	1,875
Net current portion of long-term liabilities		(4,969)	(4,879)
Trade and other payables	7	(7,163)	(5,543)
Unearned transportation revenue		(3,622)	(2,839)
Taxation		(1,497)	(1,259)
		(17,251)	(14,520)
Net current assets		58	5,831
Total assets less current and non-current liabilities		32,989	31,156
Minority interests		(134)	(104)
Net assets		32,855	31,052
CAPITAL AND RESERVES			
Share capital		674	669
Reserves		32,181	30,383
Shareholders' funds		32,855	31,052

NOTES:

1. Turnover

Turnover comprises revenue from transportation services, airline catering and other services provided to third parties.

(a) Primary reporting by geographical segment

	2004 HK$M	2003 HK$M
Turnover by origin of sale:		
North Asia		
– Hong Kong and Mainland China	14,854	12,022
– Japan, Korea and Taiwan	6,961	5,208
South West Pacific and South Africa	3,010	2,125
Europe	4,770	3,551
South East Asia and Middle East	4,452	3,395
North America	5,018	3,277
	39,065	29,578

Countries included in each region are defined in the 2004 annual report. Geographical and business segment results and segment net assets are not disclosed for the reasons set out in the 2004 annual report.

(b) Secondary reporting by business segment

	2004 HK$M	2003 HK$M
Revenue – external sales		
– Passenger services	26,407	18,663
– Cargo services	11,395	9,913
	37,802	28,576
Unallocated revenue		
– Catering and other services	1,263	1,002
	39,065	29,578

The Group is engaged in two main business segments: in passenger business through the Company and in freight traffic through the Company and a subsidiary. Catering services and other airline supporting services which supplement the Group's main operating business are included in unallocated revenue.

Analysis of net assets by business segment is not disclosed for the reasons set out in the 2004 annual report.

2. Operating profit

	2004 HK$M	2003 HK$M
Operating profit has been arrived at after charging/(crediting):		
Depreciation of fixed assets		
– Leased	1,855	1,930
– Owned	1,946	1,815
Amortisation of intangible assets	84	110
Operating lease rentals		
– Land and buildings	326	324
– Aircraft and related equipment	948	675
– Others	34	19
Operating lease income		
– Aircraft and related equipment	(23)	(13)
Cost of stock expensed	1,224	933
Exchange differences	(199)	(244)
Auditors' remuneration	6	6
Income from unlisted investments	(103)	(267)
Income from listed investments	(3)	(6)

3. Taxation

	2004 HK$M	2003 HK$M
The Company and its subsidiary companies:		
Current tax expenses		
– Hong Kong profits tax	55	50
– Overseas tax	276	248
– Under provisions for prior years	24	84
Deferred tax		
– Origination and reversal of temporary differences	91	(62)
– Increase in tax rate	–	64
	446	384
Associated companies:		
– Hong Kong profits tax	40	16
– Overseas tax	18	9
	504	409

Hong Kong profits tax is calculated at 17.5% (2003: 17.5%) on the estimated assessable profits for the year. Overseas tax is calculated at rates of tax applicable in countries to which the Group is assessable for tax. Tax provisions are reviewed regularly to take into account changes in legislation, practice and status of negotiations.

A reconciliation between tax charge and accounting profit at applicable tax rates is as follows:

	2004 HK$M	2003 HK$M
Consolidated profit before tax	5,020	1,756
Notional tax calculated at Hong Kong profits tax rate of 17.5% (2003: 17.5%)	(879)	(307)
Expenses not deductible for tax purposes	(156)	(143)
Tax provisions under provided in prior years	(24)	(84)
Unused tax losses not recognised	–	(137)
Effect on opening deferred tax balances resulting from a change in tax rate	–	(64)
Effect of different tax rates in overseas jurisdictions	418	246
Tax losses recognised	63	–
Income not subject to tax	74	80
Tax charge	(504)	(409)

Further information on deferred tax is shown in note 16 to the accounts in the 2004 annual report.

(Notes continued)

4. Dividends

	2004 HK$M	2003 HK$M
2004 interim dividend paid on 4th October 2004 of HK¢20 per share (2003: HK¢3 per share)	674	100
2004 final dividend proposed on 9th March 2005 of HK¢45 per share (2003: HK¢17 per share)	1,517	572
2003 special dividend proposed on 10th March 2004 of HK¢28 per share	–	943
	2,191	1,615

5. Earnings per share

Basic earnings per share and diluted earnings per share are calculated by dividing the profit attributable to shareholders of HK$4,417 million (2003: HK$1,303 million) by the daily weighted average number of shares in issue throughout the year of 3,362 million (2003: 3,338 million) shares and 3,379 million (2003: 3,357 million) shares respectively with the latter adjusted for the effects of the share options.

	2004 million	2003 million
Weighted average number of ordinary shares used in calculating basic earnings per share	3,362	3,338
Deemed issue of ordinary shares for no consideration	17	19
Weighted average number of ordinary shares used in calculating diluted earnings per share	3,379	3,357

6. Trade and other receivables

	Group		Company	
	2004 HK$M	2003 HK$M	2004 HK$M	2003 HK$M
Trade debtors	3,151	2,861	2,999	2,728
Other receivables and prepayments	2,149	1,882	2,039	1,804
Due from associated companies	11	10	–	–
	5,311	4,753	5,038	4,532
Analysis of trade debtors by age:				
Current	3,108	2,737	2,979	2,627
One to three months overdue	37	64	20	45
More than three months overdue	6	60	–	56
	3,151	2,861	2,999	2,728

The Group normally grants a credit term of 30 days to customers or follows the local industry standard with the debt in certain circumstances being partially protected by bank guarantee or other monetary collateral.

7. Trade and other payables

	Group		Company	
	2004 HK$M	2003 HK$M	2004 HK$M	2003 HK$M
Trade creditors	2,447	2,051	2,252	1,926
Other payables	4,308	3,216	4,391	3,438
Due to associated companies	265	197	258	194
Due to other related companies	113	65	113	65
Bank overdrafts – unsecured	30	14	7	11
	7,163	5,543	7,021	5,634
Analysis of trade creditors by age:				
Current	1,956	1,582	1,779	1,473
One to three months overdue	396	367	382	362
More than three months overdue	95	102	91	91
	2,447	2,051	2,252	1,926

8. Frequent-flyer programme

The Company operates a frequent-flyer programme called Asia Miles ("the programme"). The incremental cost of providing awards in exchange for redemption of miles earned by members is accrued as an operating cost and a liability after allowing for miles which are not expected to be redeemed. As members redeem their miles the liability is reduced to reflect the reduction in the outstanding obligation.

The Company sells miles to participating partners in the programme. In the past, revenue earned from selling miles was recognised immediately. That portion of revenue earned from miles sold which is expected to be redeemed on Cathay Pacific's flights is now deferred and amortised to the profit and loss account over the expected redemption period. As a result of this change, the retained earnings as at 1st January 2004 and the attributable profit to shareholders in 2004 are reduced by HK$250 million and HK$58 million respectively. Comparative figures have not been restated as the impact is immaterial.

9. Share capital

During the year under review, the Group did not purchase or redeem any shares in the Company. At 31st December 2004, 3,370,215,348 shares were in issue (31st December 2003: 3,343,515,048 shares).

The Company adopted a share option scheme on 10th March 1999. During the year, 26,700,300 shares were issued under the scheme. Details of the scheme can be found in note 20 to the accounts in the 2004 annual report.

10. Corporate governance

Cathay Pacific Airways is committed to maintaining a high standard of corporate governance and devotes considerable effort to identifying and formalising best practices of corporate governance. The Company has complied throughout the year with the Code of Best Practice as set out in the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The 2004 annual result has been reviewed by the Audit Committee. Details of Corporate Governance can be found in the 2004 annual report.

11. Annual report

The 2004 annual report containing all the information required by the Listing Rules of the Stock Exchange will be published on the Stock Exchange's website and the Company's website *www.cathaypacific.com* before the end of March 2005. It will be sent to shareholders by 8th April 2005.

As at the date of this announcement, the directors of Cathay Pacific are:
Executive Directors: Robert Atkinson, Philip Chen, Derek Cridland and Tony Tyler.
Non-Executive Directors: James Hughes-Hallett, Martin Cubbon, Henry Fan, Vernon Moore, Sir Adrian Swire, David Turnbull, Raymond Yuen, Carl Yung and Zhang Xianlin.
Independent Non-Executive Directors: Peter Lee, Raymond Or, Jack So and Tung Chee Chen.

Operating expenses

	Group			Cathay Pacific		
	2004 HK$M	2003 HK$M	Change	2004 HK$M	2003 HK$M	Change
Staff	8,842	8,035	+10.0%	7,985	7,318	+9.1%
Inflight service and passenger expenses	1,566	1,223	+28.0%	1,566	1,223	+28.0%
Landing, parking and route expenses	5,324	4,193	+27.0%	5,209	4,106	+26.9%
Fuel	7,836	5,236	+49.7%	7,704	5,164	+49.2%
Aircraft maintenance	3,784	2,856	+32.5%	3,768	2,853	+32.1%
Aircraft depreciation and operating leases	4,356	3,988	+9.2%	4,206	3,931	+7.0%
Other depreciation and operating leases	814	872	-6.7%	595	649	-8.3%
Commissions	529	400	+32.3%	529	398	+32.9%
Exchange gain	(199)	(244)	-18.4%	(201)	(247)	-18.6%
Others	966	794	+21.7%	820	721	+13.7%
Operating expenses	33,818	27,353	+23.6%	32,181	26,116	+23.2%
Net finance charges	583	620	-6.0%	556	606	-8.3%
Total operating expenses	34,401	27,973	+23.0%	32,737	26,722	+22.5%

- *Staff costs increased due to an increase in average staff numbers and the resumption of bonus and profit share payments.*
- Inflight service and passenger expenses increased due to the increase in passenger numbers.
- Landing, parking and route expenses rose as a result of increased operations.
- Fuel costs increased mainly due to the 38% increase in the average fuel price.
- Aircraft maintenance increased as a result of the fleet expansion and increased operations.
- Aircraft depreciation and operating leases increased due to the new aircraft deliveries.
- Net finance charges decreased due to the lower average net borrowings.
- Cathay Pacific's cost per ATK increased from HK$2.00 to HK$2.07 due to higher fuel prices.

Assets
- Total assets as at 31st December 2004 amounted to HK$75,284 million.
- During the year, additions to fixed assets were HK$4,329 million, comprising HK$4,244 million for aircraft and related equipment and HK$85 million for other equipment and properties.

Borrowings and capital
- Borrowings decreased by 13.9% to HK$22,631 million compared with HK$26,297 million in 2003.
- Borrowings are mainly denominated in US dollar, Euro, Japanese yen and Sterling, and are fully repayable by 2018 with 58% at fixed rates of interest.
- Liquid funds, 73% of which are denominated in US dollar, decreased by 24.5% to HK$11,474 million.
- Net borrowings increased by 0.7% to HK$11,187 million.
- The Group's shareholders' funds increased by 5.8% to HK$32,855 million.
- Net debt/equity ratio decreased from 0.36 times to 0.34 times.

FLEET PROFILE

Aircraft type	Number as at 31st December 2004				Firm orders				Expiry of operating leases					Options
	Owned	Leased: Finance	Leased: Operating	Total	'05	'06	'07	Total	'05	'06	'07	'08	'12	
Aircraft operated by Cathay Pacific														
B747-400	14	4	3	21(a)	2	4		6			1	1	1	
B747-200F	4	3		7										
B747-400F	1	4		5	1			1						
B777-200	1	4		5										
B777-300	1	9		10	1	1		2						3(b)
A330-300		23		23	3(c)	1	2	6						
A340-300		11	4	15						4				
A340-600			3	3							2	1		
Total	21	58	10	89	7	6	2	15		4	3	2	1	3
Aircraft operated by AHK														
A300-600F	2	2	1(d)	5	2	2		4	1					2(e)

(a) Includes two aircraft under reconfiguration and not operating.
(b) Operating lease options expire in 2007 and are for any B777 model.
(c) These aircraft are on six year operating leases.
(d) This aircraft is on a wet lease.
(e) Purchase options expire in 2005.

Review of subsidiary and associated companies

- AHK Air Hong Kong Limited recorded a higher profit in 2004 as compared to 2003. During the year, the company expanded its express cargo network to Osaka, Penang and Taipei. It commenced operations to Seoul in February 2005. Together with Bangkok, Singapore and Tokyo, the company is now serving seven cities in Asia.
- Cathay Pacific Catering (H.K.) Limited recorded a satisfactory profit in 2004 despite reducing meal prices and experiencing increased costs arising from the higher crude oil price and strong currencies.
- Hong Kong Dragon Airlines Limited reported an improved profit in 2004 due to a strong recovery in passenger traffic after SARS together with the launch of new routes.
- Hong Kong Aircraft Engineering Company Limited achieved a consolidated profit after tax of HK$438 million, 27% above last year. The company has planned to open a second hangar at Hong Kong International Airport in early 2007.

Human resources

- We celebrated the graduation of the 19th class in our Cadet Pilot Programme, bringing the total number of graduates to 264 since commencement in 1988. We expect 36 cadets per year to earn their wings through this programme in the future.
- In addition, another 86 First Officers and 58 Second Officers joined the Company and we expect to hire a further 110 pilots in 2005.
- We hired 597 cabin crew in 2004 and anticipate adding 1,200 more in 2005 as we add new flights and increased frequencies.
- By the end of the year, we employed more than 15,000 people in 29 countries, of which 10,800 are employed in Hong Kong.
- Cathay Pacific regularly reviews its human resource and remuneration policy in the light of local legislation, industry practice, market conditions and the performance of both individuals and the Company.

Website: http://www.cathaypacific.com